..
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                              LATTICE INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    518414107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY          1,879,015 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,879,015 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,879,015 shares of Common Stock shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
 * Based upon 16,929,953 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 20, 2009, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited("PSource")and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant") and (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 75 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the Older Warrants, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Calliope is a wholly-owned subsidiary of the Fund. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,879,015 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,879,015 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,879,015 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based upon 16,929,953 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 20, 2009, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited("PSource")and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant") and (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 75 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the Older Warrants, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Calliope is a wholly-owned subsidiary of the Fund. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,879,015shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,879,015 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,879,015 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based upon 16,929,953 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 20, 2009, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited("PSource")and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant") and (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 75 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the Older Warrants, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Calliope is a wholly-owned subsidiary of the Fund. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Calliope Capital Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237865
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,879,015 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,879,015 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,879,015 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based upon 16,929,953 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 20, 2009, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited("PSource")and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant") and (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 75 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the Older Warrants, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Calliope is a wholly-owned subsidiary of the Fund. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 518414107
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Chris Johnson

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,879,015 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,879,015 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,879,015 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

* Based upon 16,929,953 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 20, 2009, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited("PSource")and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant") and (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 75 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the Older Warrants, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Calliope is a wholly-owned subsidiary of the Fund. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 518414107
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Russell Smith
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,879,015 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,879,015 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,879,015 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

* Based upon 16,929,953 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 20, 2009, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited("PSource")and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant") and (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 75 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the Older Warrants, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Calliope is a wholly-owned subsidiary of the Fund. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States and Israel
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,879,015 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,879,015 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,879,015 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based upon 16,929,953 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 20, 2009, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited("PSource")and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant") and (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 75 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the Older Warrants, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Calliope is a wholly-owned subsidiary of the Fund. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,879,015 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,879,015 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,879,015 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based upon 16,929,953 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 20, 2009, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited("PSource")and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant") and (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 75 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the Older Warrants, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Calliope is a wholly-owned subsidiary of the Fund. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

Item 1(a).  Name of Issuer: LATTICE INCORPORATED

Item 1(b).  Address of Issuer's Principal Executive Offices:
            7150 N. Park Drive
            Suite 500
            Pennsauken, NJ 08109

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.(In Liquidation)*

This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Calliope Capital Corporation, a Delaware Corporation, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Calliope Capital Corporation is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation). Laurus Master Fund, Ltd. (in Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (in Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (in Liquidation) and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (in Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Calliope Capital Corporation, reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and LCM's obligations to Laurus Master Fund, Ltd. (in Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented); all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. PSource Structured Debt Limited is managed by Laurus Capital Management, LLC, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the shares owned by Calliope Capital Corporation (subject to the oversight and preapproval rights of the Joint Official Liquidators) and PSource Structured Debt Limited, reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Calliope. Information related to each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Calliope Capital Corporation, Chris Johnson, Russell Smith, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor,
            New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 518414107

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 1,879,015 shares of Common Stock *

            (b)   Percent of Class: 9.99%*

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock *

                  (ii) shared power to vote or to direct the vote: 1,879,015 shares of Common Stock *

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock *

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,879,015 shares of Common Stock *

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
* Based upon 16,929,953 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 20, 2009, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited("PSource")and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant") and (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 75 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the Older Warrants, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Calliope is a wholly-owned subsidiary of the Fund. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 12, 2010
                                            -------------------------------
                                            Date

                                            Laurus Master Fund, Ltd.
                                            (in Liquidation)

                                            /s/ Russell Smith
                                            -----------------------------------
                                            Russell Smith
                                            Joint Official Liquidator (for the
                                            account of Laurus Master Fund, Ltd.
                                            and with no personal liability)
                                            February 12, 2010

                                   APPENDIX A

A.    Name:                         Laurus Capital Management, LLC, a
                                    Delaware limited liability company

      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Place of Organization:        Delaware

B.    Name:                         Calliope Capital Corporation, a
                                    Delaware corporation

      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Place of Organization:        Delaware

C.    Name:                         PSource Structured Debt Limited, closed
                                    ended company incorporated with limited
                                    liability in Guernsey

      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Place of Organization:        Guernsey

D.    Name:                         Eugene Grin
      Business Address:             335 Madison, 10th Floor
                                    New York, New York 10022

      Principal Occupation:         Principal of Laurus Capital Management, LLC
      Citizenship:                  United States

E.    Name:                         David Grin
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Principal Occupation:         Principal of Laurus Capital Management, LLC
      Citizenship:                  United States and Israel

F.    Name:                         Chris Johnson
      Business Address:             Elizabethan Square, 80 Shedden Road,
                                    George Town, Grand
                                    Cayman, Cayman Islands KY1-1104
      Principal Occupation:         Managing Director, Johnson Smith
                                    Associates Ltd.

      Citizenship:                  Cayman Islands

L.    Name:                         Russell Smith
      Business Address:             Elizabethan Square, 80 Shedden Road,
                                    George Town, Grand Cayman,
                                    Cayman Islands KY1-1104
      Principal Occupation:         Director, Johnson Smith Associates Ltd.

      Citizenship:                  Cayman Islands

Each of Laurus Capital Management, LLC, Calliope Capital Corporation, PSource Structured Debt Limited, Chris Johnson, Russell Smith, David Grin and Eugene Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Calliope Capital Corporation

PSource Structured Debt Limited

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-------------------------------
    Eugene Grin
    Principal
    February 12, 2010

/s/ Chris Johnson
-----------------------------------------
    Chris Johnson, on his individual behalf
    February 12, 2010

/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    February 12, 2010

/s/ David Grin
-------------------------------
    David Grin, on his individual behalf
    February 12, 2010

/s/ Eugene Grin
-------------------------------
    Eugene Grin, on his individual behalf
    February 12, 2010